UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                         FIRST FIDELITY BANCORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   32019510
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                April 21, 1995
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    6    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    23,315,893                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    23,315,893                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         23,315,893                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         29.56%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 6

- ---------------
** Represents 28.89% of the total voting stock of Issuer, First Fidelity Bancorporation.


               Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994, Amendment No. 6 filed on June 15, 1994, Amendment No. 7 filed on January 4, 1995, Amendment No. 8 filed on January 19, 1995, Amendment No. 9 filed on March 8, 1995, and Amendment No. 10 filed on March 30, 1995 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

               (a) In a series of open market purchases from March 27, 1995 through April 21, 1995 (the "open market purchases"), Santander's wholly-owned subsidiary FFB Participacoes e Servicos, S.A. acquired a total of 1,097,620 shares of Common Stock. As a result, Santander indirectly beneficially owned a total of 23,315,893 shares of Common Stock as of April 21, 1995. This represents approximately 29.56% of the outstanding Common Stock and 28.89% of the total voting shares of the Company (based on (i) 78,867,856 shares of Common Stock outstanding (excluding treasury stock) and (ii) a total of 80,699,705 voting shares outstanding, each as of April 21, 1995, according to information provided by the Company).

               Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, to the best of its knowledge, beneficially owns any shares of Common Stock.

               (b) Upon consummation of the transfer, Santander had the sole power to vote and to dispose of 23,315,893 shares of Common Stock.

               (c) The open market purchases are described in Schedule A hereto. Except as otherwise disclosed herein or therein, no transactions in the shares of Common Stock have been effected since April 21, 1995 by Santander, or any other person controlling Santander, to the best of its knowledge.

               (d)  Inapplicable.
               (e)  Inapplicable.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 1995

                                   BANCO SANTANDER, S.A.


                                        /s/ Gonzalo de Las Heras
                                   By:  ----------------------------
                                        Name:  Gonzalo de Las Heras
                                        Title: Director General



                                                                    Schedule A




                     OPEN MARKET PURCHASES OF COMMON STOCK
                     BY FFB PARTICIPACOES E SERVICOS, S.A.
                   FROM MARCH 27, 1995 THROUGH MARCH 24, 1995



     Date                   Number of Shares                   Price ($)
- --------------              ----------------                   ---------

March 27, 1995                      7,560                       49.59900
March 29, 1995                    500,000                       49.00000
March 29, 1995                     45,000                       49.95000
March 31, 1995                     15,000                       49.45000
April 3, 1995                      11,340                       49.50000
April 7, 1995                      50,000                       50.38200
April 10, 1995                      6,000                       50.26000
April 11, 1995                     27,600                       49.90100
April 13, 1995                     27,000                       49.70800
April 17, 1995                     75,000                       49.02560
April 18, 1995                    213,000                       48.21600
April 19, 1995                     24,600                       48.47000
April 21, 1995                     95,520                       48.99400